Exhibit 2
CHINA UNICOM (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CLOSURE OF REGISTER OF MEMBERS
This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong). Reference is also made to the 2008 annual results announcement of China Unicom (Hong Kong) Limited (the “Company”) published on 31 March 2009.
Notice is hereby given that the register of members of the Company will be closed from 22 May 2009 to 26 May 2009 (both days inclusive), during which dates no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Tuesday, 26 May 2009 (or any adjournment thereof) and (ii) the proposed 2008 final dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:30 p.m. on 21 May 2009. The 2008 final dividend is expected to be paid in Hong Kong dollars on or about 18 June 2009 to those members registered in the Company’s register of members as at 26 May 2009.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 31 March 2009
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive directors	:	Cesareo Alierta Izuel and Jung Man Won

Independent non-executive directors	:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming